FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
DEEMED FILED PURSUANT TO RULE 14-A-12 OF THE SECURITIES
EXCHANGE ACT OF 1934
SUBJECT COMPANY: FIRST REPUBLIC BANK
FDIC CERTIFICATE No.: 26665
COMMISSION FILE No.: 005-7954

FIRST REPUBLIC BANK AND MERRILL LYNCH & CO., INC.
ANNOUNCE EXTENSION OF CASH/STOCK ELECTION DEADLINE
IN CONNECTION WITH PENDING MERGER
San Francisco, California and New York, New York — July 19, 2007. First Republic Bank (NYSE: FRC) and Merrill Lynch & Co., Inc. (NYSE: MER) announced today that the deadline for First Republic stockholders to make an election to receive cash or shares of Merrill Lynch common stock (or a combination of cash and shares of Merrill Lynch stock), subject to proration, in connection with the pending merger between First Republic and Merrill Lynch Bank & Trust Co., FSB, a subsidiary of Merrill Lynch, has been extended from 5:00 p.m. Pacific Time on Friday, July 27, 2007 to 5:00 p.m. Pacific Time on the fifth business day prior to the closing date of the merger (the “New Election Deadline”). The parties will publicly announce the New Election Deadline by press release at least five business days prior to the New Election Deadline. The decision to adopt a flexible closing schedule was made to align with the regulatory approval process. As previously stated, the companies currently expect to complete the merger in the third quarter of 2007.
At any time prior to the New Election Deadline, any record holder of First Republic common stock may submit an Election Form and Letter of Transmittal to the Depositary, Computershare Trust Company, N.A., with respect to all shares of common stock then owned by such stockholder, regardless of when those shares were acquired. Any First Republic stockholder who holds its shares in “street name” through a broker should follow the instructions given by its broker with respect to making a valid election.
First Republic stockholders who have already elected and do not wish to change their elections do not need to take any action. Any First Republic stockholder of record who has made an election may, at any time prior to the New Election Deadline, change the election by submitting a revised and later-dated Form of Election and Letter of Transmittal, properly completed and signed, prior to the New Election Deadline. Any First Republic stockholder of record may at any time prior to the New Election Deadline revoke the election by written notice to the Depositary received prior to the New Election Deadline. First Republic stockholders who hold their shares in “street name” should contact their broker for instructions regarding changes or revocations to their existing elections. After the New Election Deadline, First Republic stockholders may not change or revoke their elections.
Record holders of First Republic common stock may obtain additional copies of the Election Form and Letter of Transmittal at any time prior to the New Election Deadline by contacting Morrow & Co., Inc., at 1-800-445-0102.

Special Meeting Of Stockholders To Be Held On July 26, 2007
First Republic stockholders are scheduled to vote on the merger at the First Republic special meeting of stockholders to be held on July 26, 2007 at 10:00 a.m. local time at the New York Yacht Club, 37 West 44th Street, New York, New York, and, if stockholder approval is obtained as anticipated, the merger is expected to close promptly after the receipt of all required regulatory approvals. First Republic stockholders are encouraged to send in their proxies for the meeting as soon as possible if they have not already done so.
Information about First Republic
First Republic is a NYSE-traded, private bank and wealth management firm. First Republic and its subsidiaries specialize in providing personalized, relationship-based services, including private banking, private business banking, investment management, trust, brokerage and real estate lending. As of March 31, 2007, First Republic and its subsidiaries had total bank assets and other managed assets of $34.1 billion. First Republic provides access to its services online and through preferred banking or trust offices in ten major metropolitan areas: San Francisco, Los Angeles, Santa Barbara, Newport Beach, San Diego, Las Vegas, Portland, Seattle, Boston and New York City. More information is available on First Republic’s website at http://www.firstrepublic.com.
Information about Merrill Lynch
Merrill Lynch is one of the world’s leading wealth management, capital markets and advisory companies with offices in 38 countries and territories and total client assets of approximately $1.7 trillion. As an investment bank, it is a leading global trader and underwriter of securities and derivatives across a broad range of asset classes and serves as a strategic advisor to corporations, governments, institutions and individuals worldwide. Merrill Lynch owns approximately half of BlackRock, one of the world’s largest publicly traded investment management companies with more than $1 trillion in assets under management. For more information on Merrill Lynch, please visit www.ml.com.
Additional Information
In connection with the proposed merger, Merrill Lynch filed a prospectus and other materials with the Securities and Exchange Commission (the “SEC”) on June 22, 2007 and First Republic filed a definitive proxy statement and other materials with the Federal Deposit Insurance Corporation (“FDIC”) on June 22, 2007. First Republic mailed to its stockholders the definitive proxy statement seeking their approval of the proposed merger on or about June 25, 2007. Investors are urged to read the definitive proxy statement/prospectus and other materials because they contain important information. Investors are able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Merrill Lynch at the SEC’s Internet site (http://www.sec.gov) and First Republic at First Republic’s Internet site (http://www.firstrepublic.com). In addition, investors may obtain free copies of the definitive proxy statement/prospectus and other relevant documents by directing a request by telephone or mail to the following:
Morrow & Co., Inc.
470 West Avenue
Stamford, Connecticut 06902
Tel: 1-800-445-0102

Merrill Lynch and First Republic and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from First Republic stockholders in respect of the proposed merger. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2007 annual meeting of stockholders, dated March 16, 2007, and information regarding First Republic’s directors and executive officers is available in its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2006. Additional information regarding the interests of such potential participants is included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC and the FDIC, as the case may be.
Contacts
Merrill Lynch Media Relations:
Bill Halldin 916.781.0657
William_Halldin@ml.com
Merrill Lynch Investor Relations:
Jonathan Blum 866.607.1234
Investor_Relations@ml.com
First Republic Bank Media Relations:
Greg Berardi 415.239.7826
greg@bluemarlinpartners.com
First Republic Bank Investor Relations:
Willis H. Newton, Jr. 415.296.3757
investorrelations@firstrepublic.com

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